Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

The updated infographic below was posted to Benson Hill, Inc.’s website on September 17, 2021.

BENSON HILL

THE 'PICKS AND SHOVELS' OF THE PLANT-BASED FOOD REVOLUTION



Poised to Create **Significant Shareholder Value**

Benson Hill is a **category-defining food technology company** leveraging genomics and artificial intelligence to harness the natural genetic diversity of plants to create healthier and more sustainable food and ingredient choices.

The market for alternative meat estimated to reach $140 billion by 2029 in a estimated $5 trillion dollar agri-food industry*

Executing The Plan: Generating Significant Momentum By Accelerating Future Crop Development, Advancing Innovations and Delivering Strong Financial Results

FINANCIAL HIGHLIGHTS

	Q2 2021 Highlights	First Six Months 2021 Highlights
TOTAL REVENUE:	$39.7M ↑ 28% year-over-year, or 47% on a normalized basis*	$71.5M ↑ 14% year-over-year, or 32% on a normalized basis*
INGREDIENT SEGMENT REVENUE:	$22.7M ↑ 28% year-over-year, or 64% on a normalized basis*	$36.9M ↑ 25% year-over-year, or 75% on a normalized basis*
FRESH SEGMENT REVENUE:	$16.9M ↑ 39% year-over-year	$34.5M ↑ 8% year-over-year

RECENT BUSINESS HIGHLIGHTS (Click to view related press releases)

EXPANSION OF INGREDIENTS INTEGRATED BUSINESS MODEL INFRASTRUCTURE

- Closed the **purchase of a soybean crushing facility** from Seymour, Indiana-based Rose Acre Farms
- Important next step in the **execution of Benson Hill's playbook for growth with proprietary soybean portfolio**, including Ultra-High Protein varieties
- Funded through expansion of Benson Hill's debt facility with Western Technology Investment

133% GROWTH IN PROPRIETARY SOYBEAN EXCEEDS TARGET

- **70,000 contracted acres for 2021** crop year ahead of 60,000 target and compares to 30,000 acres in 2020
- Will harvest in Fall 2021 the **first commercial plantings of the Ultra-High Protein soybeans** for the human food ingredients market

UNVEILED AN ADVANCED YELLOW PEA BREEDING AND COMMERCIALIZATION PROGRAM

- **Proprietary genomic innovation** in one of the fastest growing ingredients for plant-based meat alternative protein sources
- Working to **shorten the typical development cycle and time to market** for yellow pea
- Creating varieties that **have higher protein content, are non-GMO and taste better**

EXPANDING COLLABORATION WITH INNOVATIVE FARMERS TO LEVERAGE ADVANCED TECHNOLOGIES

- Launched Food System Innovators program to evaluate modern farming methods in commercial **production environments**
- Further **expanding capabilities of the CropOS® technology** platform and **optimizing field-specific product outcomes and quality traits**
- Near term focus is on **maximizing soybean variety protein content**

EXPANDED TEAM OF FOOD INDUSTRY VETERANS TO EXECUTE COMMERCIAL STRATEGY

- Appointed Bruce Bennett as President of Ingredients segment followed by additional key leadership hires
- 25 years at Archer Daniels Midland Corporation including roles as President, Specialty Ingredients and President, Global Plant Proteins
- Extensive global **experience commercializing next-generation proteins**

CROP ACCELERATOR ON TRACK FOR 2021 COMPLETION

- Developing a 47,000 sq. ft., **state-of-the-art Crop Accelerator, a controlled environment research facility** located near St. Louis HQ
- Target to increase annual crop cycles by **more than 2x compared to traditional cropping methods**

CropOS®, Our Cutting-edge Food Innovation Engine

Potential to shave years off the traditional crop breeding process and help decrease costs by developing food and ingredients made better from the beginning


BENSON HILL
CROPOS®
TECHNOLOGY PLATFORM

How We're Transforming the Food System

By combining the latest food, data and plant science with CropOS®, we can work collaboratively with farmers and consumers to create a food system that's more nutritious, better-tasting and more sustainably produced


BENSON HILL
TRANSFORMING
OUR FOOD SYSTEM

Plant For Protein

Get first-hand feedback from farmers in our Food System Innovators (FSI) program on working with Benson Hill, growing the inputs that will fuel the plant-based food revolution and the power of partnerships.


BENSON HILL
PLANT FOR
PROTEIN

Inside Benson Hill

Take a tour of the Benson Hill facilities to see where our technology takes shape.


BENSON HILL
INSIDE
BENSON HILL

Our Recent Analyst Day

Review an in-depth overview of our technology platform, unique business model, growth strategy and financial outlook


BENSON HILL
ANALYST MEETING VIDEO

*Note: Market calculation through 2029, Barclay's Global Food Report, 'I Can't Believe It's Not Meat' (2019). McKinsey estimate for agri-food industry
Excluding the $4M divestiture of Benson Hill's non-core barley business in 2020

Additional Information This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving Star Peak and Benson Hill. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) and a definitive proxy statement / prospectus to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities. Star Peak is mailing a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of Star Peak are advised to read the definitive proxy statement / prospectus in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders may also obtain copies of the definitive proxy statement / prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Ave., 13th Floor Evanston, IL 60201. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Forward-Looking Statements Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding the anticipated closing of the proposed business combination. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward- Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the definitive proxy statement / prospectus dated September 2, 2021 relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.